UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SKYVIEW HOLDINGS CORP.
(Name of Issuer)

Common Stock, par value $.00001 per share
(Title of Class of Securities)

None
(CUSIP Number)

David M. Kaye, Esq. Kaye Cooper Fiore Kay & Rosenberg, LLP 30A Vreeland Road, Suite 230 Florham Park, New Jersey 07932 (973) 443-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	None

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David M. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 amends the Statement on Schedule 13D (the “Original 13D”) filed by David M. Kaye on April 23, 2007 with respect to Skyview Holdings Corp.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed thereto in the Original 13D.

Item 1.

Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.00001 per share (the “Common Stock”), of Skyview Holdings Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12913 42nd Ter. West, Cortez, Florida 34215.

Item 2.

Identity and Background

 (a)

This statement is being filed by David M. Kaye (the “Reporting Person”), individually.

(b)

The principal business address of the Reporting Person is 30A Vreeland Road, Suite 230, Florham Park, New Jersey 07932.

(c)

The Reporting Person’s present principal occupation or employment is that of an attorney.   The Reporting Person has been a partner in the law firm of Kaye Cooper Fiore Kay & Rosenberg, LLP, 30A Vreeland Road, Suite 230, Florham Park, New Jersey 07932, since the firm’s inception in February 1996.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Considerations

The Reporting Person sold to the Issuer and the Issuer redeemed from the Reporting Person 2,500,000 shares of Common Stock for an aggregate price of $10,250 subject to certain obligations of the Issuer being paid.

Item 4.

Purpose of Transaction

Not applicable.

Item 5.

Interest in Securities of the Issuer

(a)

Not applicable.

(b)

Not applicable.

(c)

The 2,500,000 shares of Common Stock reported herein were redeemed by the Issuer effective November 24, 2010.

(d)

Not applicable.

(e)

On November 24, 2010, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock issued and outstanding.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

Issuer

None.

Item 7.

Material to Be Filed as Exhibits

Exhibit:

99.1

Stock Redemption Agreement between the Issuer and David M. Kaye dated November 24, 2010 (incorporated by reference to Exhibit 2.3 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 30, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 1, 2010

/s/ David M. Kaye
David M. Kaye